Exhibit 21

RAVEN INDUSTRIES, INC.
SUBSIDIARIES OF THE REGISTRANT

NAME OF SUBSIDIARY	JURISDICTION

Aerostar International, Inc.	South Dakota, USA

Aerostar Integrated Systems, LLC (a)	Delaware, USA

Raven Industries Canada, Inc.	Nova Scotia, Canada

Raven International Holding Company B.V.	Amsterdam, Netherlands

SBG Innovatie BV	Middenmeer, Netherlands

Vista Research, Inc.	California, USA

(a) 75% owned

Pursuant to Item 601(b)(21) of Regulation S-K, we have omitted some subsidiaries that considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as of January 31, 2016 under Rule 1-02(w) of Regulation S-X.